================================================================================


                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                                   FORM 12b-25

                           Notification of Late Filing



                                   ----------



[X] Form 10-KSB [ ] Form 11-K  [ ] Form 20-F  [ ] Form l0-QSB   [ ] Form N-SAR



                     For the Fiscal Year Ended: May 31, 2004
                                                ------------


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
--------------------------------------------------------------------------------


                           Quest Resource Corporation
                           --------------------------
               (Exact Name of Registrant as Specified in Charter)


          9520 North May Ave., Suite 300 Oklahoma City, Oklahoma 73120
          ------------------------------------------------------------
                     (Address of Principal Executive Office)



================================================================================

--------------------------------------------------------------------------------
PART II - RULES 12B-25 (B) AND (C)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X]    (b)      The subject annual report or semi-annual report/portion
                  thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
PART III - NARRATIVE
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

     As previously reported on Form 8-K, on December 22, 2003, Quest Cherokee, LLC, a limited liability company formed by our subsidiaries, acquired certain oil and gas assets of Devon Energy Corporation ("Devon") located in the Cherokee Basin area of northeastern Oklahoma and southeastern Kansas for a purchase price of approximately $126 million. This acquisition represented an approximate 90% increase in the number of gross wells that we operate and a 138% increase in our average daily production volumes.

     As a result of the acquisition and the increased size and complexity of our operations, we have hired additional personnel to increase the depth and experience of our finance and accounting staff, including a new chief financial officer, Mr. David E. Grose. In addition, also as previously reported on Form 8-K, on August 24, 2004, we dismissed our current registered public accounting firm, Clyde Bailey, P.C. and engaged a new registered public accounting firm, Murrell, Hall, McIntosh & Co., PLLP to serve as the new independent auditor for the registrant.

     Due to the need to integrate the acquired Devon operations into the registrant's existing business, set up new accounting systems and procedures as a result of the related restructuring and provide our new chief financial officer and auditor with an opportunity to become familiar with our operations, the registrant is unable to timely file the Form 10-KSB for the fiscal year ended May 31, 2004, within the prescribed time.

--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

         David Grose                (405) 488-1304

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

                [  ]    YES                              [X]      NO


                  Form 10-QSB for Quarter ended November 30, 2003


                  Form 10-QSB for Quarter ended February 28, 2004


                  Amendment to Form 8-K dated December 22, 2003 to file financial statements with respect to the assets acquired from Devon.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                [X]     YES                              [  ]     NO


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As described in Part III above, as of December 22, 2003, the registrant acquired approximately $126 million of assets from Devon. As a result of the registrant's increased operations due to this acquisition and the registrant's active drilling program, the results of operations reflected on the registrant's financial statement for the fiscal year ended May 31, 2004 will be significantly different from those for the fiscal year ended May 31, 2003.

         Quest Resource Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  August 30, 2004             Quest Resource Corporation


                                    By:  /s/ Jerry D. Cash
                                         -----------------------------------
                                         Jerry D. Cash
                                         Co-Chief Executive Officer


--------------------------------------------------------------------------------
                                    ATTENTION

Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------